UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______)

NUTRASTAR INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

67060M 107
(CUSIP Number)

Richard E. Fearon, Jr.
Accretive Capital Management, LLC
16 Wall Street
Madison, Connecticut 06443
(203) 482-5805
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2012
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    67060M 107

1	NAMES OF REPORTING PERSONS Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 828,269 shares of Common Stock (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 828,269 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,269 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (a) 53,600 shares of common stock, par value $0.001 per share (the “Common Stock”) of Nutrastar International Inc. (the “Company”) held directly by the Reporting Person, among which, 20,000 shares are restricted shares granted pursuant to the Company’s 2009 Equity Incentive Plan, as amended, and vest in equal installments on a semi-annual basis over a two-year period beginning on February 15, 2013; (b) 324,669 shares of Common Stock held directly by Accretive Capital Partners, LLC (“Accretive Capital Partners”), of which Accretive Capital Management, LLC (“Accretive Capital Management”) is the manager and the Reporting Person is the managing partner of Accretive Capital Management; and (c) 450,000 shares of Common Stock that Accretive Capital Partners may acquire upon the conversion of 45,000 shares of Series A Preferred Stock, par value $0.001 per share of the Company (the “Series A Preferred Stock”) at any time, on a one-for-ten basis, at the option of Accretive Capital Partners.

(2)	All percentages set forth in this Schedule 13D are based upon 15,803,826 shares of Common Stock outstanding as of the date of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock’) of Nutrastar International Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 7/F Jinhua Mansion, 41 Hanguang Street, Nangang District, Harbin 150080, People’s Republic of China.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Richard E. Fearon, Jr. (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Accretive Capital Management, LLC, 16 Wall Street, Madison, Connecticut 06443.

(c) The Reporting Person is the managing partner of Accretive Capital Management, the manager of Accretive Capital Partners, which in turn is a private investment fund that targets undervalued small and micro-cap public companies representing attractive take-private candidates.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Funds used for the purchase of 45,000 shares of Series A Preferred Stock reported herein were derived from available capital of Accretive Capital Partners. A total of $675,000 was paid to acquire such shares.

Funds used for the purchase of 324,669 shares of Common Stock on the open market reported herein were derived from available capital of Accretive Capital Partners. A total of $751,690 was paid to acquire such shares.

Funds used for the purchase of 33,600 shares of Common Stock on the open market reported herein were derived from personal funds of the Reporting Person. A total of $49,997 was paid to acquire such shares.

In connection with the appointment as a director of the Company, the Reporting Person was granted 20,000 restricted shares of Common Stock under the Company’s 2009 Equity Incentive Plan, as amended, pursuant to a Restricted Shares Grant Agreement, dated November 26, 2012, between the Company and the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities of the Company that he beneficially owns for the investment purposes as he believes that the Common Stock was undervalued and represented an attractive investment.

On January 25, 2012, Accretive Capital Partners acquired 45,000 shares of Series A Preferred Stock from ARC China, Inc., a Shanghai corporation (“ARC China”), through a private transaction. In connection with the share purchase, ARC China assigned its right to cause the Company to appoint or elect one person designated by ARC China to the Company's Board of Directors under certain Securities Purchase Agreement, dated May 27, 2010, by and among the Company and certain investors, to Accretive Capital Partners. Accretive Capital Partners thereafter designated the Reporting Person as the candidate to be elected to the Company’s Board of Directors. For more information about the Securities Purchase Agreement, please refer to the Company’s Current Report on Form 8-K filed on June 3, 2010.

The Reporting Person intends to review his investment in the Company on a continuing basis. Subject to applicable legal requirements, the Reporting Person may purchase additional securities or dispose of all or a portion of his securities of the Company from time to time in open market or private transactions, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company and general economic, money market and stock market conditions.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, the Reporting Person does not have any present plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, the Reporting Person beneficially owns 828,269 shares of the Common Stock, including 450,000 shares of Common Stock issuable upon conversion of 45,000 shares of Series A Preferred Stock at any time, at the option of the Reporting Person, on a 1-for-10 basis, representing approximately 5.09% of the outstanding shares of the Common Stock of the Company.

(b) The Reporting Person has sole voting and dispositive powers over 828,269 shares of the Common Stock. By virtue of his direct and indirect control of Accretive Capital Partners and Accretive Capital Management, the Reporting Person is deemed to have sole voting and dispositive powers with respect to the securities directly held by Accretive Capital Partners.

(c) The Reporting Person did not effect any transactions in the Company’s securities within the past 60 days except for the following:

1)	On November 30, 2012, the Reporting Person purchased 4,400 shares of Common Stock at a purchase price of $1.15 per share on the open market.

2)

On November 26, 2012, the Reporting Person was granted 20,000 restricted shares under the Company’s 2009 Equity Incentive Plan, as amended, pursuant to a Restricted Shares Grant Agreement, dated November 26, 2012, between the Company and the Reporting Person. The restricted shares vest in equal installments on a semi-annual basis over a two-year period beginning on February 15, 2013.

3)	On November 26, 2012, the Reporting Person purchased 8,200 shares of Common Stock at a purchase price of $0.91 per share on the open market.

4)	On November 14, 2012, Accretive Capital Partners purchased 5,000 shares of Common Stock at a purchase price of $0.95 per share on the open market.

5)	On October 25, 2012, Accretive Capital Partners purchased 4,919 shares of Common Stock at a purchase price of $1.00 per share on the open market.

6)	On October 23, 2012, the Reporting Person purchased 5,000 shares of Common Stock at a purchase price of $1.11 per share on the open market.

7)	On October 9, 2012, the Reporting Person purchased 5,000 shares of Common Stock at a purchase price of $1.30 per share on the open market.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012

Signature	/s/ Richard E. Fearon, Jr.
Richard E. Fearon, Jr.